EXHIBIT 4.14.2

FIRST SUPPLEMENTAL INDENTURE

Dated as of November 26, 2013

to

INDENTURE

Dated as of November 26, 2013

Among

CBL & Associates Limited Partnership, as Issuer

CBL & Associates Properties, Inc., as Limited Guarantor

and

U.S. Bank National Association, as Trustee

i

FIRST SUPPLEMENTAL INDENTURE
This First Supplemental Indenture, dated as of November 26, 2013 (this “First Supplemental Indenture”), among CBL & Associates Limited Partnership, a Delaware limited partnership (the “Operating Partnership”), CBL & Associates Properties, Inc., a Delaware corporation, as limited guarantor (the “Limited Guarantor”), and U.S. Bank National Association, as trustee (the “Trustee”), supplements that certain Indenture, dated as of November 26, 2013, among the Operating Partnership, the Limited Guarantor and the Trustee (the “Original Indenture” and together with the First Supplemental Indenture, the “Indenture”).
RECITALS
The Operating Partnership has duly authorized the execution and delivery of the Indenture to provide for the issuance from time to time of its unsecured and unsubordinated debentures, notes or other evidences of indebtedness (the “Securities”), unlimited as to principal amount and which will be guaranteed by the Limited Guarantor (to the extent and subject to the limitations set forth in the Indenture), to bear such fixed or floating rates of interest, to mature at such time or times, to be issued in one or more series and to have such other provisions as provided for in the Indenture;
The Indenture provides that the Securities shall be in the form as may be established by or pursuant to a Board Resolution and set forth in an Officers’ Certificate or as may be established in one or more supplemental indentures thereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture; and
The parties are entering into this First Supplemental Indenture to establish the terms of the Securities created on or after the date of this First Supplemental Indenture.
NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:
For and in consideration of the premises stated herein, the parties hereto hereby enter into this First Supplemental Indenture, for the equal and proportionate benefit of all Holders of the Securities, as follows:
ARTICLE I
DEFINITIONS
Section 1.1    Certain Terms Defined in the Indenture.
For purposes of this First Supplemental Indenture, all capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Indenture, as amended and supplemented hereby.

Section 1.2    Definitions.
For all purposes of this First Supplemental Indenture:
“Acquired Debt” means Debt of a person:

(1)
existing at the time such person is merged or consolidated with or into the Limited Guarantor, the Operating Partnership or any Subsidiary or becomes a Subsidiary of the Limited Guarantor or the Operating Partnership but only to the extent not paid in connection with such merger or consolidation; or

(2)	assumed by the Limited Guarantor, the Operating Partnership or any Subsidiary in connection with the acquisition of assets from such person.
Acquired Debt shall be deemed to be incurred on the date the acquired person is merged or consolidated with or into the Limited Guarantor, the Operating Partnership or any Subsidiary or becomes a Subsidiary of the Limited Guarantor or the Operating Partnership or the date of the related acquisition, as the case may be, determined on a consolidated basis in accordance with accounting principles generally accepted in the United States.
“Annual Debt Service Charge” means, for any period, the interest expense on Debt of the Limited Guarantor, the Operating Partnership and the Subsidiaries for such period, determined on a consolidated basis in accordance with accounting principles generally accepted in the United States (but excluding deferred financing costs, debt restructuring or modification charges and debt premiums).
“Consolidated Income Available for Debt Service” for any period means Consolidated Net Income for such period, plus amounts which have been deducted and minus amounts which have been added for, without duplication:

(1)	interest expense on Debt;

(2)	provision for taxes based on income;

(3)	amortization of debt discount, premium and deferred financing costs;

(4)	impairment losses and gains on sales or other dispositions of properties and other investments;

(5)	real estate related depreciation and amortization;

(6)	the effect of any non-cash and non-recurring charges;

(7)	amortization of deferred charges;

(8)	gains or losses on extinguishment of debt; and

(9)	acquisition expenses,

all determined on a consolidated basis in accordance with accounting principles generally accepted in the United States.
“Consolidated Net Income” for any period means the amount of net income (or loss) of the Limited Guarantor, the Operating Partnership and the Subsidiaries for such period, excluding, without duplication:

(1)	extraordinary items; and

(2)
the portion of net income of the Limited Guarantor, the Operating Partnership and the Subsidiaries in unconsolidated persons to the extent that cash dividends or distributions have not actually been received by the Limited Guarantor, the Operating Partnership or any Subsidiary,

all determined on a consolidated basis in accordance with accounting principles generally accepted in the United States.
“Debt” means, with respect to any person, any indebtedness of such person in respect of:

(1)	borrowed money evidenced by bonds, notes, debentures or similar instruments;

(2)
indebtedness secured by any Lien on any property or asset owned by such person, but only to the extent of the lesser of (a) the amount of indebtedness so secured and (b) the fair market value (if then determined in good faith by the board of directors of such person or, in the case of the Operating Partnership, the Limited Guarantor or any Subsidiary, by the Operating Partnership’s or the Limited Guarantor’s board of directors, as applicable, or a duly authorized committee thereof) of the property subject to such Lien;

(3)
reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; or

(4)
any lease of property by such person as lessee which is required to be reflected on such person’s balance sheet as a capitalized lease in accordance with accounting principles generally accepted in the United States, all determined on a consolidated basis in accordance with accounting principles generally accepted in the United States, and also includes, to the extent not otherwise included, any non-contingent obligation of such person to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of the types referred to above of another person (it being understood that Debt shall be deemed to be incurred by such person whenever such person shall create, assume, guarantee (on a non-contingent basis) or otherwise become liable in respect thereof).

“Lien” means any mortgage, deed of trust, lien, charge, pledge, security interest, security agreement, or other encumbrance of any kind.
“Subsidiary” means, with respect to the Limited Guarantor or the Operating Partnership, any person (as defined in the indenture but excluding an individual), a majority of the outstanding voting stock, partnership interests, membership interests or other equity interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Limited Guarantor or the Operating Partnership, as the case may be, and/or by one or more other Subsidiaries of the Limited Guarantor or the Operating Partnership, as the case may be, that is consolidated in the financial statements of the Limited Guarantor or the Operating Partnership in accordance with accounting principles generally accepted in the United States and any other persons that are consolidated with the Operating Partnership and the Limited Guarantor for purposes of accounting principles generally accepted in the United States. For the purposes of this definition, “voting stock, partnership interests, membership interests or other equity interests” means stock or interests having voting power for the election of directors, trustees or managers (or similar members of the governing body of such person), as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.
“Total Assets” means the sum of, without duplication:

(1)	Undepreciated Real Estate Assets; and

(2)	all other assets (excluding accounts receivable and non-real estate intangibles) of the Limited Guarantor, the Operating Partnership and the Subsidiaries,
all determined on a consolidated basis in accordance with accounting principles generally accepted in the United States.
“Total Unencumbered Assets” means the sum of, without duplication:

(1)	those Undepreciated Real Estate Assets which are not subject to a Lien securing Debt; and

(2)
all other assets (excluding accounts receivable and non-real estate intangibles) of the Limited Guarantor, the Operating Partnership and the Subsidiaries to the extent not subject to a Lien securing Debt, all determined on a consolidated basis in accordance with accounting principles generally accepted in the United States; provided, however, that, in determining Total Unencumbered Assets as a percentage of outstanding Unsecured Debt for purposes of Section 2.4 hereof, all investments in unconsolidated limited partnerships, unconsolidated limited liability companies and other unconsolidated entities shall be excluded from Total Unencumbered Assets.
“Undepreciated Real Estate Assets” means, as of any date, the cost (original cost plus capital improvements) of real estate assets and related intangibles of the Limited Guarantor, the Operating Partnership and the Subsidiaries on such date, before depreciation and amortization, all determined on a consolidated basis in accordance with accounting principles generally accepted in the United States.
“Unsecured Debt” means Debt of the Limited Guarantor, the Operating Partnership or any of the Subsidiaries which is not secured by a Lien on any property or assets of the Limited Guarantor, the Operating Partnership or any of the Subsidiaries, all determined on a consolidated basis in accordance with accounting principles generally accepted in the United States.
ARTICLE II
CERTAIN COVENANTS

In addition to the covenants set forth in Sections 1001 through 1004, inclusive, of the Original Indenture, there are established the following covenants for the benefit of Holders of each series of Securities issued on or subsequent to the date hereof (“Future Securities”) and to which such Future Securities shall be subject and to which Sections 402(3) and 1005 of the Original Indenture shall apply:

Section 2.1    Limitation on Total Outstanding Debt. Neither the Limited Guarantor nor the Operating Partnership will incur, or permit any of the Subsidiaries to incur, any Debt (including, without limitation, Acquired Debt) if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds from such Debt on a pro forma basis, the aggregate principal amount of outstanding Debt of the Limited Guarantor, the Operating Partnership and the Subsidiaries (determined on a consolidated basis in accordance with United States generally accepted accounting principles) is greater than 60% of the sum of the following (without duplication): (1) Total Assets of the Limited Guarantor, the Operating Partnership and the Subsidiaries as of the last day of the fiscal quarter covered in the Limited Guarantor’s annual or quarterly report most recently furnished to Holders of Future Securities or filed with the Commission, as the case may be, or, if the Limited Guarantor is no longer obligated to file annual and quarterly reports with the Commission, as of the last day of the then most recently ended fiscal quarter and (2) the aggregate purchase price of any real estate assets or mortgages receivable acquired, and the aggregate amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Limited Guarantor, the Operating Partnership or any Subsidiary since the end of such fiscal quarter, including the proceeds obtained from the incurrence of such additional Debt.
Section 2.2    Secured Debt Test. In addition to the limitation set forth in Section 2.1 above, neither the Limited Guarantor nor the Operating Partnership will incur, or permit any of the Subsidiaries to incur, any Debt (including, without limitation, Acquired Debt) secured by any Lien on any of their respective property or assets, whether owned on the date of the indenture or subsequently acquired, if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds from such Debt on a pro forma basis, the aggregate principal amount of outstanding Debt of the Limited Guarantor, the Operating Partnership and the Subsidiaries (determined on a consolidated basis in accordance with United States generally accepted accounting principles) which is secured by a Lien on any property or assets of the Limited Guarantor, the Operating Partnership or any of the Subsidiaries is greater than (a) at any time prior to January 1, 2020, 45%, and (b) at any time on or after January 1, 2020, 40%, in each case, of the sum of (without duplication): (1) Total Assets of the Limited Guarantor, the Operating Partnership and the Subsidiaries as of the last day of the fiscal quarter covered in the Limited Guarantor’s annual or quarterly report most recently furnished to Holders of Future Securities or filed with the Commission, as the case may be, or, if the Limited Guarantor is no longer obligated to file annual and quarterly reports with the Commission, as of the last day of the then most recently ended fiscal quarter and (2) the aggregate purchase price of any real estate assets or mortgages receivable acquired, and the aggregate amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Limited Guarantor, the Operating Partnership or any Subsidiary since the end of such fiscal quarter, including the proceeds obtained from the incurrence of such additional Debt.

Section 2.3    Debt Service Test. In addition to the limitations set forth in Sections 2.1 and 2.2 above, neither the Limited Guarantor nor the Operating Partnership will incur, or permit any of the Subsidiaries to incur, any Debt (including, without limitation, Acquired Debt) if the ratio of Consolidated Income Available for Debt Service to Annual Debt Service Charge for the period consisting of the four consecutive fiscal quarters most recently ended as of the last day of the fiscal quarter covered in the Limited Guarantor’s annual or quarterly report most recently furnished to Holders of Future Securities or filed with the Commission, as the case may be, or, if the Limited Guarantor is no longer obligated to file annual and quarterly reports with the Commission, the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect to the incurrence of such Debt and the application of the proceeds from such Debt (determined on a consolidated basis in accordance with United States generally accepted accounting principles), and calculated on the following assumptions: (1) such Debt and any other Debt (including, without limitation, Acquired Debt) incurred by the Limited Guarantor, the Operating Partnership or any Subsidiary since the first day of such four-quarter period had been incurred, and the application of the proceeds from such Debt (including to repay or retire other Debt) had occurred, on the first day of such period; (2) the repayment or retirement by the Limited Guarantor, the Operating Partnership or any Subsidiary of any other Debt since the first day of such four-quarter period had occurred on the first day of such period (except that, in making this computation, the amount of Debt under any revolving credit facility, line of credit or similar facility will be computed based upon the average daily balance of such Debt during such period); and (3) in the case of any acquisition or disposition by the Limited Guarantor, the Operating Partnership or any Subsidiary of any asset or group of assets with a fair market value in excess of $1.0 million since the first day of such four-quarter period, whether by merger, stock purchase or sale or asset purchase or sale or otherwise, such acquisition or disposition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

If the Debt giving rise to the need to make the calculation described above or any other Debt incurred after the first day of the relevant four-quarter period bears interest at a floating rate, then, for purposes of calculating the Annual Debt Service Charge, the interest rate on such Debt will be computed on a pro forma basis by applying the average daily rate which would have been in effect during the entire four-quarter period if such Debt was outstanding during such period to the greater of the amount of such Debt outstanding at the end of such period or the average amount of such Debt outstanding during such period. For purposes of the foregoing, Debt will be deemed to be incurred by the Limited Guarantor, the Operating Partnership or any Subsidiary whenever it shall create, assume, guarantee or otherwise become liable in respect thereof.
Section 2.4    Maintenance of Total Unencumbered Assets. The Limited Guarantor, the Operating Partnership and the Subsidiaries, on an aggregate basis, will not have at any time Total Unencumbered Assets of less than 150% of the aggregate principal amount of outstanding Unsecured Debt determined on a consolidated basis in accordance with accounting principles generally accepted in the United States.
ARTICLE III
GUARANTEES
Section 3.1    Subsidiary Guarantees. To the extent that, in the future, any subsidiary of the Operating Partnership executes and delivers a guarantee of, or otherwise becomes obligated in respect of, any debt of the Limited Guarantor, the Operating Partnership or any other subsidiary of the Operating Partnership issued pursuant to (i) the Term Loan Agreement, dated as of July 30, 2013, by and among the Operating Partnership, the Limited Guarantor, and each of the financial institutions party thereto (together with any refinancing thereof, the “2013 Term Loan”), (ii) the Third Amended and Restated Credit Agreement, dated as of November 13, 2012, by and among the Operating Partnership, the Limited Guarantor, and each of the financial institutions party thereto (together with any refinancing thereof, the “Third Amended and Restated 2012 Credit Agreement”), or (iii) the Eighth Amended and Restated Credit Agreement, dated as of November 13, 2012, by and among the Operating Partnership, the Limited Guarantor, and each of the financial institutions party thereto (together with any refinancing thereof, the “Eighth Amended and Restated Credit Agreement,” and, collectively, with the 2013 Term Loan and the Third Amended and Restated 2012 Credit Agreement, the “Term Loan and Credit Agreements”), the Operating Partnership shall cause such subsidiary to guarantee the Operating Partnership’s obligations hereunder and under those certain $450 million aggregate principal amount of the Operating Partnership’s 5.250% Senior Notes Due 2023 (the “Notes”) on a senior basis (the “Subsidiary Guarantee”) and will give prompt written notice to the Trustee of the applicability of any Subsidiary Guarantee.

If a subsidiary becomes obligated pursuant to the preceding paragraph to guarantee the Notes after the initial issue date of the Notes, then the Operating Partnership shall cause such subsidiary, within 5 business days, to (A) execute and deliver to the Trustee a supplemental indenture, in form reasonably satisfactory to the Trustee, pursuant to which such subsidiary shall guarantee all of the Operating Partnership’s obligations hereunder and under the Notes on a senior basis and (B) deliver to the Trustee an opinion of counsel to the effect that such supplemental indenture and guarantee of the Notes have each been duly authorized, executed and delivered and each constitutes a valid, legally binding and enforceable obligation of such subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws related to fraudulent transfer) and except insofar as enforcement thereof is subject to general principles of equity.

Any such Subsidiary Guarantee shall rank equally and ratably with all other senior unsecured indebtedness of the applicable subsidiary guarantor from time to time outstanding, including the indebtedness that triggers such guarantee if such indebtedness is senior unsecured indebtedness, shall rank senior to any unsecured and subordinated indebtedness, and shall effectively rank junior to any secured indebtedness of such subsidiary guarantor to the extent of the value of the assets securing such indebtedness.
The Holders of the Securities shall be deemed to have consented to the release of the Subsidiary Guarantee of the Notes and the Indenture provided by a subsidiary guarantor, without any action required on the part of the Trustee or any Holder of the Securities, if such subsidiary guarantor is no longer a guarantor or obligor under any of the Term Loan and Credit Agreements. Accordingly, if the lenders under each of the Term Loan and Credit Agreements, as applicable, release a subsidiary guarantor from its guarantee thereof or obligations as a borrower thereunder, the subsidiary guarantor’s Subsidiary Guarantee of the Notes and the Indenture shall automatically terminate and the Limited Guarantor shall give prompt written notice to the Trustee of the release of any subsidiary guarantor from its Subsidiary Guarantee of the Notes. At the written instruction of the Operating Partnership, the Trustee shall execute and deliver any documents, instructions or instruments evidencing any such release.
The subsidiary guarantor’s Subsidiary Guarantee shall also be released if the Operating Partnership exercises its legal defeasance option under Section 402 of the Base Indenture or if the Operating Partnership’s obligations under the Indenture are discharged pursuant to Section 401 or Section 402 of the Base Indenture. At the Operating Partnership’s written instruction, the Trustee shall execute and deliver any documents, instructions or instruments evidencing any such release.
The obligations of a subsidiary guarantor under its Subsidiary Guarantee that are released as described above shall be reinstated if such subsidiary guarantor again becomes obligated to guarantee the Notes as contemplated in the first paragraph of this section.
Section 3.2    Release of Limited Guarantee. The Holders of the Securities shall be deemed to have consented to the release of the Limited Guarantee with respect to the Securities, including the Notes, provided by the Limited Guarantor, without any action required on the part of the Trustee or any Holder of the Securities, if the Limited Guarantor is no longer a guarantor or obligor under any of the Term Loan and Credit Agreements. Accordingly, if the lenders under each of the Term Loan and Credit Agreements, as applicable, release the Limited Guarantor from its limited guarantee thereof or obligations as a borrower thereunder, the Limited Guarantor’s Limited Guarantee with respect to the Securities, including the Notes, shall automatically terminate, and the Limited Guarantor shall give prompt written notice to the Trustee of the release of the Limited Guarantor from its Limited Guarantee of the Securities. At the Operating Partnership’s written instruction, the Trustee shall execute and deliver any documents, instructions or instruments evidencing any such release.

The Limited Guarantor’s Limited Guarantee shall also be released if the Operating Partnership exercises its legal defeasance option under Section 402 of the Base Indenture or if the Operating Partnership’s obligations under the Indenture are discharged pursuant to Section

401 or Section 402 of the Base Indenture. At the written instruction of the Operating Partnership, the Trustee shall execute and deliver any documents, instructions or instruments evidencing any such release.
The obligations of the Limited Guarantor under the Limited Guarantee that are released as described above shall be reinstated if the Limited Guarantor again becomes obligated to provide a limited guarantee with respect to obligations under the Term Loan and Credit Agreements.
Section 3.3    Limitation of Guarantees. Notwithstanding any provision of the Limited Guarantee or any Subsidiary Guarantee, any such guarantee by the Limited Guarantor or any subsidiary guarantor is hereby limited to the extent, if any, required so that its obligations under such guarantee shall not be subject to avoidance under Section 548 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

ARTICLE IV

SUBSTITUTION OF OPERATING PARTNERSHIP
Section 802 of the Indenture shall not apply to the Future Securities and, accordingly, all references to the “Substituted Debtor” in the Indenture are eliminated insofar as they relate to the Future Securities.
ARTICLE V

MISCELLANEOUS
Section 5.1    Relationship with Indenture.
The terms and provisions contained in the Indenture will constitute, and are hereby expressly made, a part of this First Supplemental Indenture. However, to the extent any provision of the Indenture conflicts with the express provisions of this First Supplemental Indenture, the provisions of this First Supplemental Indenture will govern and be controlling.
Section 5.2    Trust Indenture Act Controls.
If any provision of this First Supplemental Indenture limits, qualifies or conflicts with another provision which is required to be included in this First Supplemental Indenture by the Trust Indenture Act, the required provision shall control. If any provision of this First Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this First Supplemental Indenture as so modified or excluded, as the case may be.
Section 5.3    Governing Law.
This First Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles of such State other than New York General Obligations Law Section 5- 1401.

Section 5.4    Multiple Counterparts.
The parties may sign multiple counterparts of this First Supplemental Indenture. Each signed counterpart shall be deemed an original but all of them together represent one and the same First Supplemental Indenture.
Section 5.5    Severability.
Each provision of this First Supplemental Indenture shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purpose of this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and a Holder shall have no claim therefor against any party hereto.
Section 5.6    Ratification.
The Original Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects ratified and confirmed. The Original Indenture and this First Supplemental Indenture shall be read, taken and construed as one and the same instrument. All provisions included in this First Supplemental Indenture supersede any conflicting provisions included in the Original Indenture unless not permitted by law. The Trustee accepts the trusts created by the Original Indenture, as supplemented by this First Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as supplemented by this First Supplemental Indenture. The recitals and statement contained herein shall be taken as the statements of the Operating Partnership, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture.
Section 5.7    Headings.
The Section headings in this First Supplemental Indenture are for convenience only and shall not affect the construction thereof.
Section 5.8    Effectiveness.
The provisions of this First Supplemental Indenture shall become effective as of the date hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed all as of the day and year first above written.
CBL & ASSOCIATES LIMITED PARTNERSHIP,
as Issuer

By:	CBL Holdings I, Inc., its general partner

By:    /s/ Farzana K. Mitchell
Name: Farzana K. Mitchell
Title: Executive Vice President – Chief Financial Officer and Treasurer

CBL & ASSOCIATES PROPERTIES, INC.,
as Limited Guarantor

By:        /s/ Stephen D. Lebovitz
Name: Stephen D. Lebovitz
Title: President and Chief Executive Officer

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:        /s/ William G. Keenan________
Name: William G. Keenan
Title: Vice President

[Signature Page to First Supplemental Indenture]